August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (904) 301-4469

Peter S. Rummell
Chairman, President and Chief Executive Officer
The St. Joe Co.
245 Riverside Ave., Suite 500
Jacksonville, FL 32202

> **Re:** **The St. Joe Co.**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 1-10466**

Dear Mr. Rummell:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance and Related Matters, page 9
Director Independence, page 11

1. You state on page 12 that all directors completed questionnaires about their relationships with the company and other potential conflicts of interest and that the responses to these questionnaires did not reveal any transaction or relationship between the directors and the company that would disqualify the independence of any non-management director. If any specific transactions, relationships or arrangements from the questionnaires were considered by the board in determining that the director is independent, provide clear disclosure. See Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a).

Compensation Discussion and Analysis, page 19
Peer Groups and Benchmarks, page 20

2. You disclose on page 21 that the company engaged in benchmarking of the total compensation packages for each executive officer. Please identify the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K.

Target Compensation, page 21

3. In determining compensation you state that you give special consideration for individual performance, experience and competency. Please describe in greater detail the specific items of performance used in determining such amounts.

4. We refer you to Release 8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Rummell received the highest base salary of $830,000, which was $373,000 above that of the next highest base salary paid (excluding Mr. Twomey, the former president and COO) and appears to be eligible to receive substantially higher non-equity incentive compensation than the other named executive officers. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Program, page 23

5. You state on page 24 that the Committee approves the determination of awards for the long-term incentive program based on the recommendations of management. Please provide a more detailed discussion as to how you determined the level and mix of the awards for the long-term incentive program. We direct your attention to Item 402(b)(1)(v) of Regulation S-K, which provides

for disclosure of how the company determines the amount (and, where applicable, the formula) for each element of pay.

Employment Agreements, page 27

6. Include a clear and understandable summary of the material terms and conditions of the respective employment agreements, and analyze why the employment agreement was designed and structured to provide the mentioned material compensation elements and levels.

Summary Compensation Table, page 28

7. Please provide narrative disclosure to the summary compensation table and the grants of plan-based awards table as required by Item 402(e) of Regulation S-K. This narrative would provide a description of any material factors necessary to an understanding of the information disclosure in these tables. For example, we note that Mr. Regan will be retiring on September 30, 2007 and some of the shares that will vest after this date will be forfeited. Similarly, Mr. Rummell's and Mr. Twomey's respective stock awards of approximately $2.2 million and $3.0 million were significantly higher than any other named executive officer's equity award. Please revise the narrative and the Compensation Discussion and Analysis as appropriate to explain the differences in the types and amounts of compensation awarded to such executives. This would be appropriate material narrative disclosure to follow the tables.

Pension Benefits in 2006, page 34

8. Please disclose the material terms and conditions of payments and benefits available under the plan. This would include the plan's normal retirement payment and benefit formula and the effect of the form of benefit elected on the amount of annual benefits. See Item 402(h)(3)(i) of Regulation S-K.

9. If any named executive officer is currently eligible for early retirement under any plan, identify that named executive officer and the plan and describe the plan's early retirement payment and benefit formula and eligibility standards. See Item 402(h)(3)(ii) of Regulation S-K. We note the disclosure on page 18 that Mr. Regan, age 59, has announced plans to retire from the company on September 30, 2007. We are unable to locate disclosure regarding early retirement as it would apply to Mr. Regan or any other executive officer.

10. You state that each year the participant's account is credited with a percentage of the participant's compensation. Please clarify the specific elements of compensation (e.g., salary, bonus, etc,) that are included in this calculation. See Item 402(h)(3)(iii) of Regulation S-K.

Nonqualified Deferred Compensation in 2006, page 35

11. You state in the DCAP that employee deferrals are limited to 50% of eligible compensation. Clarify the "eligible compensation" that is permitted to be deferred. See Item 402(i)(3)(i) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 37

12. The employment agreements define a change in control to include "certain" changes in the composition of the Board of Directors. Clarify these "certain" changes in the board that would constitute a change in control.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel